Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
THE FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IBASIS, INC.

Pursuant to § 242 of the General Corporation Law
of the State of Delaware

iBasis, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

A.   The name of the Corporation is iBasis, Inc. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on August 2, 1996, the First Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on November 16, 1999, and a Certificate of Amendment to the First Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on June 18, 2004.

B.    The following amendment to the Restated Certificate of Incorporation, as amended (the “Restated Certificate”) of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

1.     Article IV of the Restated Certificate is hereby amended such that each of the paragraphs immediately preceding Article (IV)(A)—“COMMON STOCK”—shall be deleted and replaced in its entirety with the following:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 185,000,000 shares, consisting solely of:

170,000,000 shares of common stock, par value $0.001 per share (“Common Stock”); and

15,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Simultaneously with the effective date of the filing of this amendment to the Restated Certificate (the “Split Effective Date”), each three shares of common stock, par value $0.001 per share, of the Corporation issued and outstanding or held as treasury shares immediately prior to the Split Effective Date (the “Old Common Stock”) shall automatically without any action on part of the holder thereof, be reclassified and changed into one share of common stock, par value $0.001 per share, which the Corporation shall be authorized to issue immediately subsequent to the Split Effective Date (the “New Common Stock”). Each holder of a certificate or certificates which immediately prior to the Split Effective Date represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Split Effective Date, be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. No fractional shares of New Common Stock of the Corporation shall be issued. No shareholder of the Corporation shall transfer any fractional shares of Common Stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of Common Stock of the Corporation. Instead, any fractional share shall be rounded up to the nearest whole share.

The following is a statement of the powers, designations, preferences, privileges, and relative rights in respect of each class of capital stock of the Corporation.”

IN WITNESS WHEREOF, this Certificate of Amendment of the First Amended and Restated Certificate of Incorporation, which amends certain provisions of the First Amended and Restated Certificate of Incorporation of the Corporation, having been duly adopted in accordance with Section 242 of the Delaware General Corporation Law, has been duly executed by its Secretary, this  second  day of  May, 2006.

/s/ Jonathan Draluck
Jonathan Draluck, Secretary